EXHIBIT 99.1

GLG Life Tech Corporation Announces First Loan Under Previously Announced Government Financing Support Agreement

VANCOUVER, British Columbia, Dec. 12, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, announces that it has received funds from the first loan under the previously announced financing support agreement with Fengyang County Government in June 2011.

The first loan has been arranged with the Huishang Bank for RMB 17 million (approximately CAD 2.7 million).  The Company plans to arrange additional loans on an as-needed basis and has the support of the Fengyang County Government under the June 2011 financing support agreement for credit facilities up to RMB one billion (approximately CAD 160 million).

The Company's Chairman and CEO, Dr. Zhang, commented, "This first RMB 17 million loan arranged with the support of the Fengyang County Government is an important first milestone in accessing the financing support in our June 2011 Agreement with the Fengyang County Government and underscores the support GLG has for its AN0C™ and stevia businesses in China.  The credit environment in China has been extremely challenging for many companies in China including GLG in 2011 and the support the Fengyang County Government has given us are a key enabler with the banks we are in talks with. GLG has the ability to talk with multiple banks in China to arrange future loans under the financing support agreement with Fengyang County and we will continue to look for the best terms available to our company. We have worked closely with the Chuzhou City Government and the Fengyang County Government to develop both the AN0C and stevia business, which is a role model for how a rural agriculturally based economy can build a value-added industry around an agriculture crop like stevia.  We are creating jobs in the Xiaogang region and bringing healthier food and beverages to the Chinese consumer."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:

This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com